

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 23, 2011

Luping Pan
Southern China Livestock, Inc.
88 Guihuayuan, Guanjingcheng
Yujiang, Yingtan City, Jiangxi Province
People's Republic of China

> **Re: Southern China Livestock, Inc.**
> **Amended Preliminary Information Statement on Schedule 14C**
> **File No. 000-52868**
> **Filed March 18, 2011**

Dear Mr. Pan:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Lauren Nguyen
Attorney-Advisor